United States
                              Securities and Exchange Commission
                                   Washington, D.C. 20549


                                         SCHEDULE 13D

                          Under the Securities Exchange Act of 1934
                                     (Amendment No. 2)



                        John Hancock Patriot Preferred Dividend Fund
                                     (Name of Issuer)


                                        Common Stock
                               (Title of Class of Securities)


                                         41013J-10-7
                                        (CUSIP Number)



                                  The Commerce Group Inc.
                                       211 Main Street
                                      Webster, MA 01570
                                       (508) 943-9000
                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)



                                        June 16, 2003
                  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box:           [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














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CUSIP No.: 41013J-10-7                      THE COMMERCE GROUP, Inc.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 2
                                            JUNE 30, 2003




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                             2,191,500
         SHARED VOTING POWER                                 0
         SOLE DISPOSITIVE POWER                        2,191,500
         SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,191,500

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           30.2%

14.      TYPE OF REPORTING PERSON
          [HC]

















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CUSIP No.: 41013J-10-7                      THE COMMERCE GROUP, Inc.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 2
                                            JUNE 30, 2003


ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of John Hancock Patriot Preferred Dividend Fund (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 101 Huntington Avenue, Boston, MA, 02119-7603.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the Reporting Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This item is not applicable. The Schedule 13D reports sales of shares rather than purchases.

ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 7,257,200 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 30.2% of the Fund's outstanding Shares.

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 2,191,500 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 30.2% of the outstanding Shares.

                                               Shares              Cost

   The Commerce Insurance Company            1,998,200        $21,960,700
   American Commerce Insurance Company         176,500          1,935,585
   Commerce West Insurance Company              16,800            199,147

                  Totals                     2,191,500        $24,095,432

     (c) During the period from May 14, 2003 through June 16, 2003, the Reporting Person has effected the following sales of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex A). All transactions prior to May 14, 2003 were reported on previous Schedule 13D filings.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

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CUSIP No.: 41013J-10-7                      THE COMMERCE GROUP, Inc.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 2
                                            JUNE 30, 2003




ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A   Item 5(c) Information




                                          SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



JUNE 30, 2003                    THE COMMERCE GROUP INC.










                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer












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                                                   ANNEX  A
                                           Item 5 (c) - Information

FROM  05/14/03 - 06/16/03
PPF         41013J-10-7           JOHN HANCOCK PATRIOT PREFERRED DIVIDEND FUND

AMERICAN INSURANCE COMPANY
    SALES

  TRADE        SETTLEMENT         SHARES           SALE PRICE
  DATE            DATE             SOLD             PER SHARE          CONSIDERATION
05/14/03        05/19/03          5,600             $12.7677           $ 71,271.77
05/14/03        05/19/03            500              12.7677              6,363.55
05/15/03        05/20/03            300              12.8000              3,827.82
05/16/03        05/21/03          2,000              12.7000             25,318.81
05/19/03        05/22/03            800              12.7000             10,127.52
05/19/03        05/22/03          6,800              12.7000             86,083.95
05/19/03        05/22/03            400              12.7000              5,063.76
05/20/03        05/23/03            400              12.6895              5,059.56
05/20/03        05/23/03          5,200              12.6895             65,774.31
05/22/03        05/28/03            800              12.7000             10,127.52
05/23/03        05/29/03          1,400              12.7424             17,782.52
05/23/03        05/29/03            700              12.7424              8,891.26
05/28/03        06/02/03          1,800              12.9500             23,236.91
05/28/03        06/02/03          3,500              12.9500             45,182.87
05/30/03        06/04/03          1,000              13.2200             13,179.38
06/02/03        06/05/03          4,000              13.1158             52,300.74
06/03/03        06/06/03         10,900              13.7108            149,004.73
06/04/03        06/09/03          6,300              13.5038             84,817.96
06/05/03        06/10/03          2,700              13.4000             36,070.31
06/09/03        06/12/03            600              13.5000              8,075.62
06/13/03        06/18/03          1,600              13.4500             21,454.99
06/16/03        06/19/03          5,400              13.4056             72,170.85
06/16/03        06/19/03          8,900              13.2767            117,801.10

AMERICAN COMMERCE SALE TOTALS    71,600                                $938,987.81




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                                                   ANNEX  A
                                   Item 5 (c) - Information - (continued)
FROM  05/14/03 - 06/16/03
PPF         41013J-10-7           JOHN HANCOCK PATRIOT PREFERRED DIVIDEND FUND


COMMERCE WEST INSURANCE CO
     SALES

  TRADE        SETTLEMENT         SHARES           SALE PRICE
  DATE            DATE             SOLD             PER SHARE          CONSIDERATION
06/06/03        06/11/03          1,000             $13.4100           $ 13,369.37
06/11/03        06/16/03          2,200              13.5245             29,664.51


COMMERCE WEST SALE TOTALS         3,200                                $ 43,033.88


NET CONSOLIDATED SALES TOTAL     74,800                                $982,021.69




















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